7/13

Follow-Up Materials

09046916

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: SUPPL

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-00002 FISCAL YEAR:

(03/94)

RECEIVED
2009 JUL 13 A 8: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Periodic Report**

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 June 2009

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the second quarter of 2009 is set out in Appendices A and B.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 30 June 2009 have not been approved by the ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

On 29 April 2009, the Board of Governors of ADB adopted Resolution No. 336, which authorized a 200% increase in the capital stock of ADB. Individual members of ADB may subscribe for their respective allocations of additional capital stock until 31 December 2010.

**New Borrowings**
**2nd QTR 2009**

Appendix A

| Issue Date | Maturity Date | CY | Principal Amount | Issue Description | Borr. No. | MTN No. |
|---|---|---|---|---|---|---|
| 15-Apr-09 | 15-Apr-11 | TRY | 18,000,000 | TRY18,000,000 10.10 per cent. Notes | 720 | 479 |
| 28-Apr-09 | 02-May-12 | ZAR | 64,100,000 | ZAR64,100,000 5.04 per cent. Notes | 721 | 480 |
| 14-May-09 | 14-Nov-14 | CHF | 250,000,000 | CHF250,000,000 2.00 per cent. Notes | 722 | 481 |
| 26-May-09 | 26-May-11 | TRY | 25,000,000 | TRY25,000,000 8.83 per cent. Notes | 724 | 482 |
| 11-May-09 | 11-May-12 | MXN | 50,000,000 | MXN50,000,000 5.10 per cent. Notes | 723 | 483 |
| 13-May-09 | 24-May-12 | MXN | 215,000,000 | MXN215,000,000 5.00 per cent. Notes | 725 | 484 |
| 13-May-09 | 24-May-12 | ZAR | 935,000,000 | ZAR935,000,000 6.55 per cent. Notes | 726 | 485 |
| 13-May-09 | 20-May-12 | TRY | 280,000,000 | TRY280,000,000 0.50 per cent. Deep Discount Notes | 727 | 486 |
| 19-May-09 | 19-May-11 | US$ | 1,000,000,000 | US$1,000,000,000 1.375 per cent. Notes | 728 | 487 |
| 21-May-09 | 21-May-14 | US$ | 3,000,000,000 | US$3,000,000,000 2.75 per cent. Global Notes | 729 | 488 |
| 25-Jun-09 | 25-Jun-39 | US$ | 25,000,000 | US$25,000,000 5.45 per cent. Callable Notes | 731 | 489 |

**Redeemed Borrowings**
**2nd QTR 2009**

Appendix B

| Issue Date | Maturity Date | Issue Description | Borr. No. | MTN No. |
|---|---|---|---|---|
| | | | | |
| 23-Apr-07 | 23-Apr-09 | ZAR45,000,000 7.71 per cent. Notes due 23 April 2009 | 538-000 | 299-00-2 |
| 25-Oct-05 | 27-Apr-09 | JPY1,000,000,000 Fixed and Floating Rate Callable Notes due 25 October 2020 | 446-000 | 219-00-2 |
| 26-Oct-05 | 27-Apr-09 | JPY500,000,000 Floating Rate Callable Notes due 26 October 2017 | 448-000 | 220-00-2 |
| 27-Apr-05 | 27-Apr-09 | U.S.$330,800,000 3.60 per cent. Notes due 27 April 2009 | 408-000 | 183-00-2 |
| 27-Apr-05 | 27-Apr-09 | JPY1,000,000,000 Foreign Exchange-Linked Callable Notes due 27 April 2035 | 411-000 | 186-00-2 |
| 27-Oct-05 | 27-Apr-09 | JPY500,000,000 Fixed and Floating Rate Callable Notes due 27 October 2020 | 450-000 | 221-00-2 |
| 17-May-06 | 14-May-09 | AUD459,000,000 5.10 per cent. Notes due 14 May 2009 | 475-000 | 245-00-2 |
| 14-Nov-02 | 15-May-09 | JPY1,000,000,000 Reverse Floating Rate Callable Notes due 15 November 2017 | 304-000 | 82-00-2 |
| 17-May-05 | 17-May-09 | JPY1,100,000,000 Fixed and Foreign Exchange-Linked Callable Notes due 17 May 2035 | 412-000 | 187-00-2 |
| 30-May-07 | 20-May-09 | ZAR435,000,000 7.92 per cent. Notes due 20 May 2009 | 559-000 | 319-00-2 |
| 20-May-99 | 20-May-09 | US$ 350,000,000 5.947 per cent. Eurodollar Put Notes due 20 May 2009 | 215-000 | NonMTN |
| 21-May-07 | 21-May-09 | ZAR1,100,000,000 7.85 per cent. Notes due 21 May 2009 | 551-000 | 317-00-2 |
| 24-May-34 | 26-May-09 | JPY2,000,000,000 Fixed and Foreign Exchange-Linked Callable Notes due 24 May 2034 | 390-000 | 166-00-2 |
| 25-May-07 | 29-May-09 | GBP250,000,000 5.75 per cent. Notes due 29 May 2009 | 556-000 | 322-00-1 |
| 01-Jun-06 | 01-Jun-09 | TRY50,000,000 10.00 per cent. Notes due 1 June 2009 | 478-000 | 248-00-2 |
| 08-Jun-06 | 08-Jun-09 | AUD178,500,000 5.35 per cent. Notes due 8 June 2009 | 483-000 | 251-00-2 |
| 09-Jun-05 | 09-Jun-09 | U.S.$105,000,000 3.35 per cent. Notes due 9 June 2009 | 417-000 | 191-00-2 |
| 29-Jun-94 | 29-Jun-09 | JPY10,000,000,000 Structured Loan of 1994/2009 | 175-000 | NonMTN |